UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

XTRA Corporation
(Name of Issuer)

Common Stock, $0.50 par value
(Title of Class of Securities)

984-130-10-7
(CUSIP Number)


Laurel FitzPatrick
Tiger Management L.L.C.
101 Park Avenue
New York, NY  10178
212-984-2500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)

August 5, 1997
(Date of Event which Required
Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

This Amendment No. 6 of Schedule 13D (the "Schedule 13D")is being filed on behalf of Tiger Management Corporation("TMC"), a Delaware corporation; Tiger Management L.L.C. ("TMLLC") and a Delaware limited liability company; Tiger Performance L.L.C. ("TPLLC"), a Delaware limited liability company; relating to the Common Stock, par value $0.50 per share, of XTRA Corporation.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following sentence:

As disclosed in a press release by XTRA corporation, Michael
D. Bills, a Senior Managing Director of TMLLC and TPLLC, was appointed to the Board of Directors of XTRA Corporation on August 5, 1997.

August 13, 1997.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIGER MANAGEMENT CORPORATION
/s/ Nolan Altman, Chief Financial Officer

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman, Chief Financial Officer


JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95

AGREEMENT

The undersigned agree that this Schedule 13D dated August
13, 1997 relating to shares of common stock of XTRA
Corporation shall be filed on behalf of the undersigned.

TIGER MANAGEMENT CORPORATION

/s/ Nolan Altman, Chief Financial Officer
TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman, Chief Financial Officer
TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95